[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

June 10, 2014

BY HAND AND EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:   Mara L. Ransom

Assistant Director

RE:	NextEra Energy Partners, LP

Registration Statement on Form S-1

Filed May 20, 2014

CIK No. 0001603145

Ladies and Gentlemen:

On behalf of NextEra Energy Partners, LP (the “Partnership”), enclosed is a copy of the Partnership’s Amendment Number 1 to its Registration Statement on Form S-1 (the “Registration Statement”), marked to show changes from the prior Registration Statement (the “Prior Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on May 20, 2014. The changes reflected in the Registration Statement include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 5, 2014 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Partnership’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold text below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

United States Securities and Exchange Commission

June 10, 2014

1. We note your response to comment 11 in our letter dated May 2, 2014. Your disclosure on page 20 states that in any quarter where there is a difference amount, NEE Equity will pay NEE Partners a purchase price adjustment. Your response states that you will reflect the receipt of such funds as an adjustment to the balance of non-controlling interest. We are trying to understand the legal flow of funds, therefore please tell us each step of the cash distribution process, assuming a purchase price adjustment is necessary, starting with the distribution to all partners and ending with the ultimate receipt of all funds by NEE Partners. In your response, please tell us if the purchase price adjustment is structured to be paid directly from NEE Equity to NEE Partners or structured to flow back to NEE Operating LP then to NEE Partners.

The Partnership respectfully advises the Staff that, in the first step of the cash distribution process NEE Operating LP will make a distribution to all holders of its limited partnership interests, which will be the Partnership and NEE Equity. If a purchase price adjustment is required, then NEE Equity will pay the purchase price adjustment directly to the Partnership. The purchase price adjustment is not structured to flow back to NEE Operating LP then to the Partnership.

2. We note your disclosure on page 80 of your assumption that you do not expect your general partner to establish any reserves during the forecast period. Please tell us what the line item on page 82 entitled “Major maintenance pre-funding” represents. Please also tell us what the line item entitled “Equity contribution for cash grant shortfall” represents. Lastly please tell us what consideration you gave to including disclosure of these line items within your assumptions and considerations beginning on page 83.

The Partnership respectfully advises the Staff that “Major maintenance pre-funding” is not considered a reserve as it is not a holdback of cash at the NEE Operating LP level. “Major maintenance pre-funding” is a pre-funding at Genesis under the Genesis financing agreement, which requires that a major maintenance outage expected to occur in 2020 be funded over time from Genesis operating cash flow. The $3.8 million represents the amount of funding expected to occur during the twelve months ended June 30, 2015.

“Equity contribution for cash grant shortfall” is not considered a reserve, as it represents an equity contribution from NEECH. According to the Genesis financing agreement, Genesis is contractually obligated to repay principal indebtedness with proceeds received from the 1603 Cash Grants. To the extent the principal repayment exceeds the actual 1603 grant proceeds, NEECH is expected to fund the shortfall, with the amount to be determined on a unit by unit basis. The $2.9 million in “Equity contribution for cash grant shortfall” represents the expected shortfall of principal repayment of $154.7 million relative to the expected 1603 proceeds of $151.8 million related to Genesis Unit 2.

In response to the Staff’s comment, the Partnership has revised its disclosure in the section titled “Our Cash Distribution Policy and Restrictions on Distributions—Assumptions and Considerations” to include disclosure relating to “Major maintenance pre-funding” and “Equity contribution for cash grant shortfall.”

3. We note your response to comment 23 in our letter dated May 2, 2014. Please tell us what consideration was given to including pictorial representations to illustrate the IDR fee calculation, such as the example you submitted, as we believe it may be useful in assisting investor understanding.

In response to the Staff’s comment, the Partnership has added pictorial representations to illustrate the IDR fee calculation on page 98 of the Registration Statement.

United States Securities and Exchange Commission

June 10, 2014

4. We note your response to comment 33 in our letter dated May 2, 2014. For our understanding, please quantify each of the categories of adjustments included in your response. Additionally, we note your description of the related pro forma adjustments (c) and (g) on pages F-7 and F-8 as the removal of U.S. federal and state tax attributes associated with the noncontrolling interest. Based on your response to comment 33 in our letter dated May 2, 2014, it appears this adjustment also includes other adjustments, such as the recognition of deferred tax assets associated with 1603 Cash Grants and net operating losses. Further, your Predecessor incurred $18.3 million of income tax expense, and pro forma adjustment (g) resulted in an income tax benefit of $3.0 million, exclusive of the recognition of Canadian income taxes attributable to flow through entities. If material, please tell us what consideration you gave to describing the other adjustments in the description of these pro forma adjustments or providing a detail that comprise the item(s).

The Partnership has provided below, as requested, a table showing the quantification of each of the categories of adjustments included in its response to comment 33 in the Staff’s letter dated May 2, 2014.

Description		March 31, 2014	December 31, 2013
		(in millions)
1.	Inclusion of U.S. Taxes for Trillium, St. Clair and Varna due to restructuring and tax status changes associated with the Partnership pro forma.	($1.3)	($2.2)
2.	Removal of Valuation Allowances resulting in recognition of deferred tax assets (“DTAs”) associated with 1603 Cash Grants at Genesis and net operating losses (“NOLs”) at Canyon Wind and Mountain Prairie.	$10.5	$43.0
3.	Changes in state taxes largely driven by removal of Valuation Allowances and removal of taxes related to 75% noncontrolling interest	$0.9	$3.8
4.	Removal of Federal taxes related to 75% noncontrolling interest	($4.3)	($24.2)
5.	Other	$0.0	$1.0

Of the adjustments listed in the table above, item numbers 2, 3 and 4, totaling $7.1 million of the $5.8 million March 31, 2014 adjustment, and $22.6 million of the $21.4 million December 31, 2013 adjustment, respectively, are directly attributable to the removal of federal and state tax attributes associated with the noncontrolling interest, as stated in footnotes (c) and (g), respectively. The Partnership considers the remaining amounts to be immaterial.

Further, in response to the Staff’s comment, the Partnership has provided the above information in its description of the related pro forma adjustments (c) and (g) on pages F-7 and F-8 of the Partnership’s Registration Statement.

United States Securities and Exchange Commission

June 10, 2014

5. We note your response to comment 36 in our letter dated May 2, 2014. It is our understanding that you are not reflecting income taxes associated with certain flow-through entities in the combined financial statements of your predecessor, and subsequent to the offering you will reflect income taxes in your consolidated financial statements related to the operations of these entities. If our understanding is incorrect, please clarify it. Otherwise, please present a pro forma adjustment to reflect taxes that would have been attributable to these entities on the face of your interim and annual historical combined financial statements.

The Partnership respectfully confirms that the Staff’s understanding is correct. The Partnership has not reflected the income taxes associated with certain flow-through entities in the combined financial statements of its predecessor and subsequent to the offering it will reflect income taxes in its consolidated financial statements related to the operations of such entities.

In response to the Staff’s comment, the Partnership has prepared updated interim and annual historical combined financial statements to present pro forma adjustments to reflect taxes that would have been attributable to these entities. See pages F-10, F-11, F-22 and F-23 of the Registration Statement.

6. We note your response to comment 38 in our letter dated May 2, 2014.

(a)	You state in your response that, to-date your CODM has reviewed financial information in the aggregate when assessing your future financial performance. Please explain to us what you mean by “future financial performance.”

(b)	Additionally, please tell us whether your CODM utilized information in the aggregate or at a less aggregated level of detail in making decisions regarding how to allocate resources for the periods presented.

(c)	Please contrast this process with how you expect such allocations to be made for periods subsequent to the completion of the IPO. If you expect the process to remain substantially the same, please advise why the formation of a separate entity with duties to different stakeholder interests will not affect this process.

(d)	Further, please tell us whether and how your segment reporting conclusions were influenced by the size of the contributed projects relative to NEER as compared to the much smaller asset base of the LP structure.

(e)	On an unrelated note, help us understand whether the energy source, wind or solar, including differing governmental incentives, may possibly cause resource allocation decisions to be more skewed toward one versus the other and at what level in the new structure such decisions are expected to be made.

(f)	Finally, please tell us how you disclosed the requirements of ASC 280-10-50-20 and 21.

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The Partnership respectfully advises the Staff that NextEra is a large diversified power company that primarily operates a regulated utility and a portfolio of non-rate regulated energy assets consisting largely of clean energy projects. NextEra currently owns and operates approximately 125 clean energy projects and only ten of these projects will be sold to the Partnership initially. The CEO and Chief Operating Decision Maker (“CODM”) for NextEra, James L. Robo, will also be the CEO and CODM for the Partnership. Mr. Robo has not regularly received or reviewed discrete financial information related to these ten clean energy projects or the other clean energy projects owned by NextEra in the past and he does not make decisions about resources to be allocated to the projects. Mr. Robo does from time to time receive individual project information but only in cases where there are significant deviations from budget that potentially impacts the overall financial performance of NextEra. Therefore, these projects, individually and in the aggregate, have not historically been considered an operating segment under ASC 280-10-50-1, Segment Reporting. In the historical segment reporting of NextEra, these projects were included as part of the non-rate regulated business operating and reportable segment, NextEra Energy Resources, LLC (“NEER”).

United States Securities and Exchange Commission

June 10, 2014

The Partnership investors will be primarily concerned with distributable cash flows that will be derived from the incoming cash flows the projects receive under their long-term power sales contracts. Therefore, the ten projects that are included in the combined financial statements were selected based on their aggregate cash flow and not on any other economic, geographic or operational characteristics. The individual characteristics of the ten projects are much less important than the fact investors can invest in a clean energy portfolio of assets that are expected to provide a reasonably steady, predictable stream of distributable cash flows. Future projects that will be added to the Partnership portfolio will be considered based on the same characteristic – their contribution to the aggregate distributable cash flows.

(a)	As described above, the ten projects that will initially constitute the Partnership were not aggregated in any form prior to the combined financial statement presentation included in the Registration Statement and the CODM of NextEra (now, the CODM of the Partnership as well) did not assess financial performance or allocate resources based on the aggregated financial information of the Partnership’s initial investment or the projects, individually or in the aggregate.

Regarding our prior reference to “future financial performance,” for the Partnership going forward, the Partnership’s CODM will use the combined project-level financial information for the ten projects, in total, when assessing the cash distributions which might reasonably be made to the Partnership’s investors and whether or not such a possible pattern of cash distributions might represent an attractive investment opportunity to at least some investors, both in connection with the initial public offering and as an ongoing business proposition. In addition, the Partnership’s CODM will use the combined project-level information to determine whether, when and how to acquire additional assets that fit the overall concept of a single, uniform business. Given that the CODM of the Partnership will be using consolidated, total project information to make decisions about the allocation of resources, we believe that the Partnership will also have one operating and reportable segment.

(b)	See the information provided in the introductory paragraph to this response and the response to (a).

(c)	As described above, historically, there has not been a separate process for resource allocation of the ten clean energy projects that will initially constitute the Partnership. The ten clean energy projects represent a minor portion of the clean energy projects that NextEra currently owns and operates. Decisions affecting the development of new projects and the operations of existing ones will continue to be made by NEER’s President, subject to the general direction of NextEra’s CEO. Subsequent to the completion of the IPO, NextEra will continue to employ the individuals who will manage all of the Partnership’s operations pursuant to several services agreements described in the Registration Statement. Thus, NextEra will continue to seek to operate existing projects effectively and to develop attractive new projects, just as it does today.

United States Securities and Exchange Commission

June 10, 2014

The strategic concept underlying the decision to create the Partnership rests on the hypothesis that investors will find it attractive to invest in a portfolio of power generation assets operating under long term contracts – a single, one segment, “pure play” business. The creation of the Partnership, with a new set of stakeholder interests, will introduce a new set of resource allocation decisions at the Partnership level. As described above, the principal resource allocation decisions to be made by the Partnership’s CODM will be whether, when and how to acquire additional assets that fit the overall concept of a single, uniform business to provide and grow stable cash distributions for the Partnership’s investors. This is a new process, but one that is consistent with the historical processes currently employed by NextEra and those reflected in the combined financial statements.

(d)	The Partnership’s conclusion of having one operating segment was not influenced by the size of the contributed projects relative to NEER or to the Partnership, but by the process by which the Partnership’s CODM will allocate resources and assess financial performance. The Partnership’s portfolio could conceivably be substantially larger, but it would still represent a single portfolio of clean energy projects whose integrated results we expect investors to seek to evaluate as a combined whole.

As mentioned in the response to (c) above, the Partnership’s business objective is to invest in contracted clean energy projects that allow the Partnership to increase the cash distributions to the holders of its common units over time. The projects that the Partnership likely will invest in are expected to be similar in the way they are operated, financed, and administered. The Partnership’s management is expected to evaluate each potential new investment and recommend to the CEO, it’s CODM, and the Partnership’s Board of Directors, to invest in those that would best maximize the cash distributions to the common unit holders. Consequently, we do not expect the specific energy source, the geographic location or the existence of governmental incentives to cause resource decisions to be skewed to one or the other. The resulting portfolio mix could be skewed in different ways at different times simply as a result of the distributable cash flows of the portfolio of clean energy assets included in and available to be included in the Partnership. From a Partnership investor perspective, the critical issue is not the generation type, geographic location, or government incentives of a particular project, but whether its cash flow characteristics are consistent with the overall portfolio profile that the Partnership seeks to create and sustain, and whether those cash flow characteristics enhance the Partnership’s long term ability to grow its cash flows available for distribution. Further, once an investment has been identified and added to the Partnership, that asset will no longer be evaluated by the CODM based on its individual attributes and contributions, but only as part of the total cash flows of the Partnership.

(e)	As mentioned above, we do not believe that the energy resource, geographic location or even considering differing or changed governmental incentives, would cause the CODM

United States Securities and Exchange Commission

June 10, 2014

to allocate resources differently. The Partnership expects all its projects to be fully or nearly fully developed when it acquires them, after which resource allocation across projects will not be a meaningful consideration. The Partnership will invest in assets that allow it to pay a distribution and to grow that distribution over time. The Partnership will likely invest in assets where it believes it is receiving a good return on its investment – for example, how much cash is available for distribution after debt service payments compared to the price it has to pay for that investment. It is likely that many of the Partnership’s future investments will be made from the right of first offer (“ROFO”) assets described in the Registration Statement – assets that are currently owned by NextEra. Future changes in tax policy will not affect the cash distribution profile of investments that have already been made by NextEra. In addition, NextEra has a significant portfolio of assets beyond the ROFO assets, for which the same conclusion applies.

(f)	The Partnership has enhanced the disclosure in the first paragraph under the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Overview” in the Registration Statement by adding that it has a single operating and single reportable segment. Additionally, in future Form 10-K filings, the Partnership will add similar disclosure in the Summary of Significant Accounting and Reporting Policies footnote.

United States Securities and Exchange Commission

June 10, 2014

Please do not hesitate to contact me at (212) 735-3416 with any questions or comments.

Very truly yours,

Andrea L. Nicolas

cc:	Daniel Porco, Securities and Exchange Commission

Charles E. Sieving, NextEra Energy Partners, LP

Joshua Davidson, Baker Botts L.L.P.